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                              MAAX Holdings, Inc.,
                             9224 73rd Avenue North
                         Brooklyn Park, Minnesota 55428


                               September 13, 2005


BY EDGAR AND FACSIMILE

Edward Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: (202) 772-9368

      Re:  MAAX Holdings, Inc.
           Request for Acceleration of Effective Date of
           Registration Statement on Form S-4
           File No. 333-125251
           -------------------

Dear Mr. Kelly:

      Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests the acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-125251), as amended (the "Registration Statement"), to 03:30 P.M., Washington, D.C. time, on Tuesday, September 13, 2005, or as soon thereafter as is practicable.

      The undersigned registrant hereby acknowledges the following:

      o Should the Commission or the staff acting by delegated authority (the "Staff") declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

      o The action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the Registration Statement's disclosures.

      o The undersigned registrant may not assert the Commission's comments or the declaration of the Registration Statement's effectiveness as a defense in any
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          proceedings initiated by the Commission or any person
          under the United States' federal securities laws.

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                                                    Sincerely,

                                                    MAAX Holdings, Inc.


                                                    /s/ Andre Heroux
                                                    ----------------------------
                                                    By:    Andre Heroux
                                                    Title: Attorney-in-fact

cc:  Stephen C. Koval, Esq.
     Jennifer C. Kurtis, Esq.
     Hillary F. Jassey, Esq.
     Laura E. Ross, Esq.